November 30, 2012

VIA EDGAR

Mr. Mark P. Shuman

Branch Chief - Legal

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Green Energy Group, Inc.

Registration Statements on Form 10-12G (File No. 000-23617)

Dear Mr. Shuman:

Please let this letter confirm our withdrawal of our Form 10-12G filed on October 5, 2012 and Form 10-12G/A filed on November 23, 2012.

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Act"), Green Energy Group, Inc. (the "Company") hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Company's Registration Statement on Form 10-12G (File No. 000-23617), together with all exhibits thereto, initially filed with the Commission on October 5, 2012 and amended on November 23, 2012 (the "Registration Statements"), effective as of the date hereof. The Company will be revising the Registration Statement to comply with your comments dated October 15, 2012.

The Company confirms that the Registration Statements have not yet been declared effective.

Very truly yours, Green Energy Group, Inc.
By:	/s/ Richard C. Turner
Name: Richard C. Turner Title: Treasurer and Chief Financial Officer